貝克·麥堅時律師事務所

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

07025521

RECEIVED
2007 JUL 25 P 2:-3

July 16, 2007

Our ref: 32201000-000001

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
U.S.A.

SUPPL

SHANGHAI JIN JIANG **12g3-2(b)**
File No. 82-35063

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-35063)

This letter and the enclosed documents are furnished to the Securities and Exchange Commission (the "Commission") pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the overseas regulatory announcements and brief English descriptions of such documents relating to the Company since July 3, 2007, copies of which are enclosed with this letter (a list of index is provided in Annex 1).

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2475 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

PROCESSED
JUL 27 2007
THOMSON
FINANCIAL

Very truly yours,

Allen Shyu/Zha Zheng/Ingrid Ling

Encl.

Annex 1

A List of Overseas Regulatory Announcements in connection with the Listing since July 3, 2007

1. Overseas Regulatory Announcement dated June 30, 2007 by the Company in respect of the Announcement of Resolutions of the Thirteenth Meeting of the Fifth Session of the Board of Directors of Shanghai Jinjiang International Hotels Development Company Limited and the brief English description of such announcement.

2. Overseas Regulatory Announcement dated June 30, 2007 made by the Company regarding the Announcement of Self-Assessment Report and Reform Plan on Corporate Governance Projects and Activities of Shanghai Jinjiang International Hotels Development Company Limited and the brief English description of such announcement.

Shanghai Jin Jiang International Hotels (Group) Company Limited*
上海錦江國際酒店(集團)股份有限公司
(於中華人民共和國註冊成立的股份有限公司)

(股份代碼:2006)

於其他海外監管市場發佈的公告

本公告乃根據香港聯合交易所有限公司證券上市規則第13.09(2)條的規定而發表。

以下公告的中文原稿將由上海錦江國際酒店(集團)股份有限公司(「該公司」)旗下一家以A股和B股於上海證券交易所上市的附屬公司,上海錦江國際酒店發展股份有限公司(「本公司」)於2007年6月30日於上海和香港發佈:

證券代碼:600754(A股)	900934(B股)	編號:臨2007-015
證券簡稱:錦江股份(A股)	錦江B股(B股)	

上海錦江國際酒店發展股份有限公司 第五屆董事會第十三次會議決議公告

本公司及董事會全體成員保證公告內容的真實、準確和完整,對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

本公司第五屆董事會第十三次會議於2007年6月28日以通訊方式召開,與會董事共15人,佔董事會成員的100%。會議審議並一致通過了以下議案:

一. 關於修訂《資訊披露事務管理制度》的議案;

二. 關於制訂《募集資金管理辦法》的議案;

三. 關於制訂《獨立董事制度》的議案;

四. 關於《公司治理專項活動自查報告和整改計畫》的議案。

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店(集團)股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2006)

Overseas Regulatory Announcement

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The final draft in Chinese of the following announcement is released by Shanghai Jin Jiang International Hotels Development Company Limited (the "Company"), a subsidiary of Shanghai Jin Jiang International Hotels (Group) Company Limited, the A shares and B shares of which are listed on the Shanghai Stock Exchange, in Shanghai and Hong Kong on 30 June 2007.

Stock Code: 600754 (A share)	900934 (B share)	No.: L2007-015
Stock Name: Jinjiang Hotel (A Share)	Jinjiang B Share (B Share)	

Shanghai Jin Jiang International Hotels Development Company Limited
Announcement in respect of the Resolutions of the Thirteenth Meeting
of the Fifth Session of the Board of Directors

The Company and all members of the board of directors (the "Board") hereby warrant that the content of this announcement is true, accurate and complete, and assume joint responsibility for any misrepresentations, misstatements or material omissions herein.

The Thirteenth Meeting of the Fifth Session of the Board (the "Meeting") of the Company was held by means of telecommunications on 28 June 2007. All members of the Board, a total of 15 directors, attended the Meeting. The following resolutions were considered and approved by the Meeting:

1. Resolution in respect of the amendments to the Information Disclosure Management System;
2. Resolution in respect of the formulation of the Fund Raising Management Measures;
3. Resolution in respect of the formulation of the Independent Directors System;
4. Resolution in respect of the Self-assessment Report and Reform Plan on Corporate Governance Projects and Activities.

Jin Jiang Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*
上海錦江國際酒店（集團）股份有限公司

（於中華人民共和國註冊成立的股份有限公司）

（股份代碼：2006）

於其他海外監管市場發佈的公告

本公告乃根據香港聯合交易所有限公司證券上市規則第13.09(2)條的規定而發表。

以下公告的中文原稿將由上海錦江國際酒店（集團）股份有限公司（「該公司」）旗下一家以A股和B股於上海證券交易所上市的附屬公司，上海錦江國際酒店發展股份有限公司（「本公司」）於2007年6月30日於上海和香港發佈：

證券代碼：600754(A股)	900934(B股)	編號：臨2007-016
證券簡稱：錦江股份(A股)	錦江B股(B股)	

上海錦江國際酒店發展股份有限公司 治理專項活動自查報告和整改計劃

本公司及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

一. 特別提示：公司治理方面存在的有待改進的問題

1. 公司尚未在董事會中設立審計委員會、薪酬與考核委員會

2. 公司尚未實施股權激勵機制

二. 公司治理概況

(一) 公司基本情況

上海錦江國際酒店發展股份有限公司（以下簡稱「錦江股份」或「公司」）前身為上海新亞（集團）股份有限公司，系於1992年由上海新亞（集團）聯營公司以定募集方式整體改制而成的。公司A、B股股票分別於1996年、1994年在上海證券交易所掛牌上市（股票代碼：600754、900934）。2003年9月，公司更名為「上海錦江國際酒店發展股份有限公司」。目前公司總股為603,240,740股，其中控股股東上海錦江國際酒店（集團）有限公司持股比例為50.31%。

4. 關於董事與董事會

董事會的有效運作和科學決策是良好公司治理的核心。公司董事會現有董事15名，其中股東董事6名，獨立董事5名，管理層董事4名。多元化的董事結構為本公司董事會帶來了廣泛的業務專長和經驗，保持了董事會內應有的獨立元素，能夠有效地作出獨立判斷。公司各位董事能夠依據《董事會議事規則》等制度，認真出席董事會會議，並付出了足夠時間及精力處理公司的事務，履行了誠信和勤勉的職責。

5. *關於監事和監事會。*

公司監事會現有監事6名，其中外部監事1名、股東監事3名、職工監事2名。公司監事會能夠依據《監事會議事規則》等制度，定期召開監事會會議，並以認真負責的態度列席董事會會議，履行對董事、高級管理人員的履職情況及公司財務的監督與檢查責任，並發表獨立意見。

6. *關於績效評價與激勵約束機制。*

公司按照市場化原則，已逐步建立了相關的績效評價考核辦法，使經營者的薪酬與企業經營業績掛鈎、與個人業績等掛鈎，高管人員的聘任體現了公開、透明，符合法律法規的規定。

7. *資訊披露管理。*

資訊披露工作已成為本公司一項十分重要的工作和應切實履行的義務，公司董事會和管理層對此均給予了高度重視。公司制訂了《資訊披露事務管理制度》，指定董事會秘書協調和組織資訊披露事務。上市以來，公司堅持按照法律、法規的要求，真實、準確、完整、及時地披露資訊，較好地履行了資訊披露義務，保證了所有股東有平等機會獲得資訊，不斷提高透明度。

公司公開披露的資訊包括定期報告和臨時報告。上市以來，共發佈了36期定期報告，187份臨時公告，及時準確地披露了公司再融資、股權分置、關聯交易等重大事項，以及應披露的董事會、監事會和股東大會決議等，沒有出現定期報告披露推遲的情況。

8. *投資者關係管理*

公司非常注重與投資者的溝通交流，不斷完善與投資者的溝通機制，注重加強與投資者的雙向溝通。公司制定了《投資者關係管理制度》，開通了投資者電話專線、專用電子信箱（JJIR@jinjianghotels.com），並在公司網站（www.jinjianghotels.sh.cn）設置了「投資者關係」欄目，通過各種方式及時回復投資者的咨詢。公司還通過進行路演、召開投資者見面會、積極參加推介會、接待投資者來訪等，加強與投資者的溝通。

自2004年開始，公司在年報、半年報披露後及時舉行投資者見面會，主要是針對行業研究員及機構投資者，通過一年兩次的投資者見面會，增強了行業分析師、研究員、基金經理等與公司管理層的互動和交流，增強了公司的透明度。

1. 注重企業文化建設

針對公司多元結構的特點和中外管理團隊的實際情況，圍繞公司國際化發展目標，初步形成了「滿懷激情，追求卓越」的核心價值觀和「團結的隊伍，共同的目標，如一的激情」的企業理念。在此基礎上，創作了「溫馨家園—錦江之戀」司歌，以此激勵、鼓舞廣大員工為實現公司的發展目標而努力奮鬥。為營造積極向上的企業文化氛圍，公司從2005年起，每年組織評選優秀管理團隊和優秀個人的活動。在倡導「溫馨家園」企業文化活動中，公司特別關注和下力氣構建和諧穩定增長的企業氛圍，讓廣大員工在公司改革發展中共享改革發展成果。

2. 重視投資者關係管理工作

公司非常注重與投資者的交流和溝通，近年來，公司領導、董秘參加了近十場的境內外著名投資機構為投資者組織的大型推介活動，每年接待近百批次境內外投資機構、分析師和投資者的來訪調研，建立了和境內外投資機構的良性互動，提高了公司的透明度和誠信度，樹立了良好的資產市場形象。

3. 注重投資者回報。

公司自上市以來，除99年度未進行分配，其他年度均實施送股、資本公積金轉增、現金分紅等利潤分配，2004年至2006年度的分紅率分別約為66%、78%和83%，向廣大投資者奉獻了較為豐厚的回報。

六. 其他需要說明的事項

以上是本公司關於公司治理專項活動的自查報告及整改計劃，歡迎監管部門和廣大投資者對公司治理工作進行監督和指正，以利於公司治理專項活動工作進一步改善提高，為公司的規範高效運作打下扎實基礎，從而提升公司的持續競爭力。

公司網址： www.jinjianghotels.sh.cn (進入網頁後點擊「公司治理專項活動欄目」)

電子信箱： JJIR@jinjianghotels.com

聯繫電話： 021-63217132

聯繫人： 葉文玲

聯繫地址： 上海市廣東路51號5樓

郵政編碼： 200002

上海錦江國際酒店發展股份有限公司董事會
2007年6月30日

附件： 上海錦江國際酒店發展股份有限公司治理專項活動自查問答【詳見上海證券交易所網站(www.sse.com.cn)和本公司網站(www.jinjianghotels.sh.cn)。】

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店(集團)股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2006)

Overseas Regulatory Announcement

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The final draft in Chinese of the following announcement is released by Shanghai Jin Jiang International Hotels Development Company Limited (the "Company"), a subsidiary of Shanghai Jin Jiang International Hotels (Group) Company Limited, the A shares and B shares of which are listed on the Shanghai Stock Exchange, in Shanghai and Hong Kong on 30 June 2007.

Stock Code: 600754 (A share)	900934 (B share)	No.: L2007-016
Stock Name: Jinjiang Hotel (A Share)	Jinjiang B (B Share)	

Shanghai Jin Jiang International Hotels Development Company Limited
Self-assessment report and reform plan on corporate governance projects and activities

The Company and all members of the board of directors (the "Board") hereby warrant that the contents of this announcement is true, accurate and complete, and assume joint responsibility for any misrepresentations, misstatements or material omissions herein.

I. Special prompter: Outstanding issues on corporate governance pending improvement

1. The Audit Committee and the Remuneration and Appraisal Committee of the Board have not been established by the Company.
2. The Equity Incentive Scheme has not been implemented by the Company.

II. Overview of Corporate Governance

(1) Basic corporate information

Shanghai Jin Jiang International Hotels Development Company Limited (hereinafter referred to as "Jin Jiang Hotels" or the "Company") (formerly called "Shanghai New Asia (Group) Co., Ltd.") was established by means of subscription through the general conversion of Shanghai New Asia (Group) Associated Company in 1992. The A and B Shares of the Company were listed on the Shanghai Stock

Approval Limit Management System, the Internal Audit Regulation and System, the Office Meeting System, the Seal and Memorandum Management System, which stipulated the administrative regulations for handling emergencies, public security, fire safety, specialised equipment, food safety, environmental protection and security reception, and enhanced the "Jin Jiang Online and Non-operating Assets Management Methods and the Management Team Working Rules, and the Detailed Implementation Rules for Centralised Management of Bank Accounts. Such internal management systems and regulations initially formed a more sophisticated and effective structure for the internal management system of corporate governance and became the guidelines for conducting standardised operation and prudent management of the Company. The statutory rights of the Company and all investors are better safeguarded and the corporate governance of the Company is further enhanced.

The General Meeting is the highest authority of the corporate governance structure of the Company with the Board of Directors as the decision-making organ, the management level as the executive organ and the Supervisory Committee as the supervisory organ by carrying out their respective functions and undertaking their duties diligently by mutual coordination and counter-balance. The establishment of the corporate structure and the separation of functions meet the requirements for internal control.

2. Shareholders and General Meetings

In accordance with the requirements of the Standard Opinion of General Meetings, and the Procedural Rules of General Meetings and the Articles formulated by the Company, the Company may call and convene general meetings and board of directors' meetings to maintain continual dialogue with shareholders. The system of General Meetings has perfected effective communication channels between the Company and the shareholders, for listening to opinions and proposals of shareholders actively and treating them equally so that their rights to be informed, to participate and to vote are warranted.

3. In respect of the controlling shareholder and the listed company

The controlling shareholder of the Company, Shanghai Jin Jiang International Hotels (Group) Company Limited, holds 50.31% of the shares of the Company. The Company possesses full proprietary operating capability, strictly follows the "Five Segregations" in respect of staff, asset, finance, organisation and business with the controlling shareholder, de-facto controllers, and other shareholders by undertaking independent audits, assuming responsibilities and risks independently.

assured that information reach all shareholders fairly and enhanced transparency continuously.

Information disclosed publicly by the Company includes regular reports and ad hoc reports. Since its listing, the Company published 36 regular reports and 187 ad hoc announcements by disclosing significant events, such as re-financing, share reform and connected transactions, as well as resolutions of Board Meetings, Supervisory Committee Meetings and General Meetings which should be disclosed timely and accurately. The Company did not postpone the disclosures of any regular reports.

8. Investor relations management

The Company pays particular attention on exchanges of communications with investors by continuously enhancing the mechanisms of communications and strengthening the two-way communications with investors. The Company formulated the Investor Relations Management System by setting up hot-lines and e-mail address (JJIR@jinjianghotels.com) for investors, and maintaining the "investor relations" columns in the Company's website (www.jinjianghotels.sh.cn) in order to respond to investors' queries timely through various means. The Company also strengthened communications with investors by organising road-shows and investor briefings, participating in promotional meetings and receiving investors.

Since 2004, the Company has been holding investor briefings, primarily with industry researchers and institutional investors, immediately after announcing its annual reports and interim reports, in strengthening interactions and exchanges between industry analysts, researchers, fund managers and the Company's management and enhancing transparency of the Company.

In recent years, the management and the secretary to the Board of the Company attended over ten large-scale promotional seminars organised by well-known investor organisations both at home and aboard. More than a hundred domestic and overseas investment institutions, analysts and investors visit the Company every year for liaison and research. Through briefings and in-depth exchanges, many institutional investors were thoroughly briefed about the development of the Company. Positive interactions with domestic and overseas investment institutions have been established which enhanced the transparency and trustworthiness of the Company and built up sound corporate image in the capital markets.

The Company is also focused on the exchanges and communications with medium and small investors.

No.	Reform measure	Reform time	Responsible person
1	To establish the Audit Committee, the Remuneration and Appraisal Committee of the Board	By end of 2007	Chairman of the Board
2	To propose establishment of the equity incentive scheme	By end of 2007	Chairman of the Board

V. Corporate Governance with Special Features

As a listed company whose A and B Shares are listed on the Shanghai Stock Exchange, the Company continues to search in its actual operation in enhancing corporate governance and establishing certain methods which conform to the actual situation of the Company.

1. Focus on building corporate culture

Aiming at the Company's unique diversified structure and actual situation of the domestic and overseas management team and evolving around the development target of internationalisation, the Company initially formed the core value of "full passion to pursue excellence" and the corporate culture of "unified team, common goals and persistent passion". On this basis, the corporate song of "Warm Hearth – Love of Jin Jiang" was composed to encourage and inspire all staff in striving to fulfil the development target of the Company. In order to create a positive corporate culture atmosphere, the Company organised the activities of selecting the outstanding management team and the outstanding individuals since 2005. In fostering the corporate culture activities of "Warm Hearth", the Company paid particular attention and put in efforts in building up a corporate culture atmosphere of harmonious and steady growth and in letting all staff to enjoy the fruit of reform and development of the Company.

2. Emphasis on investor relations management

The Company attaches great importance to exchanges and communications with investors. In recent years, the management and the secretary to the Board of the Company attended over ten large-scale promotional seminars organized by well-known investor organisations both at home and aboard. More than a hundred domestic and overseas investment institutions, analysts and investors visit the Company every year for liaison and research. Positive interactions with domestic and overseas investment institutions have been established which enhanced the transparency and trustworthiness of the Company and built up sound corporate image in the capital markets.

Joint Company Secretaries
Shanghai, China, 29 June 2007

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the independent non-executive Directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

** The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

END